Exhibit 99.5

 U.S. SILVER CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2011
In thousands of U.S. Dollars
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

November 10, 2011

U.S. Silver Corporation
Interim Consolidated Balance Sheets
(unaudited)

(In thousands of U.S. dollars

As at	September 30, 2011	December 31, 2010
	$	$
Assets
Current assets
Cash	27,463	5,435
Restricted cash	-	3,016
Receivables and related embedded derivatives	12,030	12,678
Inventory (Note 5)	5,244	5,786
Prepaid expenses	422	205
	45,159	27,120
Non-current assets
Restricted cash	115	115
Property, plant and equipment (Note 6)	53,865	46,304
Deferred income taxes	-	3,893
Total assets	99,139	77,432

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,505	3,435
Derivatives	-	3,639
Income taxes payable	218	228
	4,723	7,302
Non-current liabilities
Other long-term liabilities	332	276
Employee benefits	4,225	4,481
Decommissioning provisions	2,690	2,421
Deferred income taxes	1,775	480
Total liabilities	13,745	14,960

Equity
Share capital (Note 7)	79,106	70,598
Contributed surplus	6,079	7,488
Accumulated other comprehensive income	189	267
Retained earnings (deficit)	20	(15,881)
	85,394	62,472

Total liabilities and equity	99,139	77,432

The accompanying notes are an integral part of these interim consolidated financial statements.

1 | P a g e

U.S. Silver Corporation
Interim Consolidated Statements of Income and Comprehensive Income
(Unaudited)

(In thousands of U.S. dollars except for per share amounts)

	September 30, 2011 $ (3 months)	September 30, 2010 $ (3 months)	September 30, 2011 $ (9 months)	September 30, 2010 $ (9 months)
Revenues	28,280	11,996	78,208	41,504
Cost ofsales	(17,101)	(8,522)	(46,501)	(33,496)
	11,179	3,474	31,707	8,008
General and administrative	(1,141)	(789)	(2,944)	(2,150)
Exploration costs	(865)	(496)	(2,202)	(1,141)
Selling and marketing	(59)	(47)	(158)	(134)
Loss on hedge derivatives	(1,555)	(1,480)	(3,481)	(2,071)
Gain on sale of assets	23	-	23	-
Foreign exchange gain	80	(9)	43	(31)
Operating profit	7,662	653	22,988	2,481
Finance costs	(56)	(22)	76	(92)
Net finance costs	(56)	(22)	76	(92)
INCOME BEFORE INCOME TAXES	7,606	631	23,064	2,389
Provision for current income taxes	(2,441)		(2,441)
Provision for deferred income taxes	-	(168)	(4,722)	(603)
	(2,441)	(168)	(7,163)	(603)
NET INCOME	5,165	463	15,901	1,786
Other comprehensive loss Unrealized loss on available-for-s ale securities, net of taxes of $nil (2010 $nil)	-	(41)		(78)
Foreign currency translation differences on foreign operations, net of taxes $nil (2010 $nil)	(267)	(103)	(78)	(99)
COMPREHENSIVE INCOME FOR THE PERIOD	4,898	319	15,823	1,609
Earnings per share: Basic	$0.02	$0.00	$0.05	0.01
Diluted	$0.02	$0.00	$0.05	0.01
# of basic shares	299,158,113	252,482,188	293,390,816	251,494,028
# of diluted shares	318,281,404	278,423,762	312,514,107	275,445,905

The accompanying notes are an integral part of these interim consolidated financial statements.

2 | P a g e

U.S. Silver Corporation
Interim Consolidated Statements of Changes in Equity
(unaudited)

(In thousands of U.S. dollars)

	Share Capital		Contributed surplus		Accumulated other comprehensive income (loss)		Retained earnings (deficit)		Total Equity
	$		$		$		$		$
Balance – January 1, 2011		70,598		7,488		267		(15,881)		62,472

Net income for the period		-		-		-		15,901		15,901
Other comprehensive loss (net of tax):		-		-		(78)		-		(78)
Comprehensive income for the period		-		-		(78)		15,901		15,823

Employee share options:
Value of services recognized		-		699		-		-		699
Proceeds from share issuance		8,508		(2,108)		-		-		6,400
Balance – September 30, 2011		79,106		6,079		189		20		85,394

Balance – January 1, 2010		63,730		6,307		-		(19,128)		50,909

Net income for the period		-		-		-		1,786		1,786
Other comprehensive income (net of tax):		-		-		(177)		-		(177)
Comprehensive income for the period		-		-		(177)		1,786		1,609

Employee share options:
Value of services recognized		-		1,683		-		-		1,683
Proceeds from share issuance		4,872				-		-		4,872
Balance – September 30, 2010		68,602		7,990		(177)		(17,342)		59,073

The accompanying notes are an integral part of these interim consolidated financial statements.

3 | P a g e

U.S. Silver Corporation
Interim Consolidated Statements of Cash Flows
(unaudited)

Cash flow provided by (used in)	September 30, 2011 $ (9 months)	September 30, 2010 $ (9 months)
Operating activities
Net income for the period	15,901	1,786
Adjustments for:
Depreciation, depletion and amortization (Note 6)	4,881	4,604
Decommissioning provisions	44	52
Unrealized foreign exchange gain	(78)	31
Deferred income tax	5,188	605
Gain on sale of assets	(23)	-
Loss on non-cash hedge derivatives	-	344
Non-cash financing	-	41
Other long-term liabilities	56	40
Employee benefits	(256)	(212)
Share-based compensation	699	133
Changes in items of working capital:
Receivables and related embedded derivatives	648	(1,309)
Inventory	542	549
Prepaid expenses	(217)	(1)
Accounts payable and accrued liabilities	1,060	414
Derivative-related assets and liablities	(3,639)	-
Net cash generated from operating activities	24,806	7,077
Investing activities
Purchase of property, plant and equipment (Note 6)	(4,911)	(1,732)
Investment in mining properties (Note 6)	(7,148)	(6,125)
Return of restricted cash	3,016	-
Net cash used in investing activities	(9,043)	(7,857)
Financing activities
Revolving advances facility, advances	-	15,924
Revolving advances facility, repayments	-	(15,800)
Proceeds from exercise of options and warrants	6,400	6,423
Net cash generated from (used in) financing activities	6,400	6,547
Effect of exchange rate changes on cash	(135)	(196)
Increase (decrease) in cash	22,028	5,571
Cash – Beginning of period	5,435	2,510
Cash – End of period	27,463	8,081
Cash paid for income tax	4,600	-
Cash paid for interest	-	17

The accompanying notes are an integral part of these interim consolidated financial statements.

4 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

1.   GENERAL INFORMATION

U.S. Silver Corporation and its subsidiaries (together the Company or U.S. Silver) is involved in the exploration,  development and extraction of high-grade silver-copper-lead metals in Idaho, United States. U.S. Silver is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4, Canada.

2.   BASIS OF PRESENTATION
(In thousands of U.S. Dollars)

a.   Statement of Compliance

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards  (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.   Note 4 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive income for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these interim consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and outstanding as of November 10, 2011, the date the Board of Director’s approved the statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010 and the Company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

b.   Basis of measurement

The interim consolidated financial statements have been prepared under the historical cost basis convention except for the revaluation of certain financial assets and financial liabilities to fair value.

c.   Functional and presentation currency

The functional currency of U.S. Silver, the Canadian domiciled parent Company, is the Canadian dollar.  The functional currency of the Company’s U.S. subsidiaries is the United States Dollar (USD).

5 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

These interim consolidated financial statements are presented in USD.  All financial information presented in USD has been rounded to the nearest thousand unless otherwise stated.

3.   RECENT ACCOUNTING PROUNCEMENTS

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these interim consolidated financial statements.

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or fair value through other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard nor determined whether it will adopt the standard early.

International Financial Reporting Standard 7, Financial Instruments disclosures (“IFRS 7”)

IFRS 7 was issued in 2010 and addresses the additional disclosures in respect of risk exposures arising from transferred financial assets. This standard is required for accounting periods beginning on or after July 1, 2011, with early adoption permitted. The Company has not yet assessed the impact of the standard nor determined whether it will adopt the standard early.

International Financial Reporting Standard 10, Consolidation (“IFRS 10”)

IFRS 10 was issued in May 2011 and requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special   Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.  The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt any of the new requirements.

International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

IFRS 11 was issued in May 2011 and requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures.  IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt any of the new requirements.

6 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

International Financial Reporting Standard 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles.  The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt any of the new requirements.

International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt any of the new requirements.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. These standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

4.    Transition to IFRS

The effect of the Company’s transition to IFRS is summarized in this note as follows:

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

7 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

Equity	Note 4	September 30, 2010 $

Equity as reported under Canadian GAAP		60,989
Rehabilitation provision	iii	(701)
Rehabilitation cost	iii	(95)
Employee future benefits	iv	(42)
Explorations and evaluations	vi	(1,078)
Equity as reported under IFRS		59,073

Comprehensive income	Note 4	Nine months ended Sept 30, 2010	Three months ended Sept 30, 2010
		$	$
As reported under Canadian GAAP		734	118
Accretion of decommissioning and restoration provisions	iii	67	21
Employee future benefits	iv	207	(76)
Stock-based compensation	v	649	288
Explorations and evaluations	vi	(48)	(32)
As reported under IFRS		1,609	319

Explanatory notes

i.
In accordance with IFRS 1  (first time adoption of IFRS) transitional provisions, the Company has elected to reset the cumulative translation account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS.

ii.
In accordance with IFRS 1 transitional provisions, the Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010.  There were no adjustments arising from this election as all acquired assets and liabilities conformed to IFRS.

iii.
Similar to Canadian GAAP, when a decommissioning and site rehabilitation provision (environmental rehabilitation provisions) is established, the Company is required to set up a corresponding asset and depreciate it over the remaining useful life of the asset.  Any changes in the rehabilitation provision are added to or subtracted from the cost of the asset to which the obligation relates.  In accordance with IFRS 1 transitional provisions, the Company elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision in the opening IFRS consolidated balance sheets.  The rehabilitation provision on the transition date calculated in accordance with IFRS is discounted back to the date when the provision first arose, at which date the corresponding asset is set up.  This asset is then depreciated to its carrying amount at the transition date.

Over time the provision is impacted by the unwinding of the discount rate used to determine its carrying value.  This unwinding amount is referred to as accretion and is recognized in the statement of income as a finance cost.   Likewise the rehabilitation cost is amortized.

iv.
Under Canadian GAAP, past service costs arising from plan amendments were deferred and amortized on a straight-line basis over the lesser of the average remaining service period of employees active at the date of amendment and the date that mine operations were assumed to cease. IFRS requires all vested past service costs to be immediately recognized in the consolidated statements of comprehensive income.

8 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

In addition, on transition to IFRS, the Company has elected that actuarial gains (losses) be recognized in full in the period in which they occur in other comprehensive income and retained earnings without recycling to the statement of income in subsequent periods.

v.
In accordance with IFRS 1 transitional provisions, the Company elected to apply IFRS relating to share-based payments retrospectively to outstanding stock options that had not vested prior to January 1, 2010.

Subsequent to the transition date, decreases in the amortization of the fair value of vested stock options were required under IFRS.

vi.
Exploration costs, incurred before a Company has obtained the legal rights to explore a specific area and before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, are expensed in the year that they are incurred.  Management has determined that under IFRS the Group’s accounting policy for exploration and evaluation assets is that exploration expenditures should be expensed and only capitalized to Mineral Properties after the completion of a feasibility study.

5.   INVENTORY

	September 30,	December 31,
	2011	2010
	$	$
Concentrate	3,209	3,775
Materials and supplies	2,035	2,011
	5,244	5,786

6.   PROPERTY, PLANT AND EQUIPMENT

	Mining	Mining	Building	Total
	Properties	equipment
	$	$	$	$
Period ended September 30, 2011
Opening net book value	39,943	6,379	365	46,687
Additions	7,148	4,831	114	12,093
Disposals	-	(34)	-	(34)
Depreciation for the period	(3,608)	(1,138)	(135)	(4,881)
Closing net book value	43,483	10,038	344	53,865
At September 30, 2011
Cost	60,324	16,133	670	77,127
Accumulated depreciation	(16,841)	(6,095)	(326)	(23,262)
	43,483	10,038	344	53,865

9 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

7.   SHARE CAPITAL

	Number of shares
	(000s	)	$
Opening balance at January 1, 2011	286,643		70,598
Issued on exercise of stock options and warrants	22,229		8,508
Balance at September 30, 2011	308,872		79,106
Opening balance at January 1, 2010	250,626		63,730
Issued on exercise of stock options and warrants	28,394		4,872
Balance at September 30, 2010	279,020		68,602

Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers.  Under this method, the Company recorded a stock compensation expense of $398 for the quarter ended September 30, 2011 (September 30, 2010 - $79) with a corresponding credit to contributed surplus.  The fair value of the stock options granted at the date of the grant using the modified Black-Scholes pricing model assumes risk-free interest rates of 1.5% (2010 – 1.46%), no dividend yield, expected life of 5 years (2010 – 1 year) with an expected price volatility of 87.2% (2010 - 75.8%). Volatility is determined using daily volatility over the expected life of the options.   A forfeiture rate of 14.67% is applied (2010 – 14.57%) and as at September 30, 2011, there was $1,858 of unamortized stock compensation expense (September 30, 2010 - $276). During the quarter, options to acquire 683,328 (September 30, 2010 – 186,666) common shares were exercised for total proceeds of $197  (September 30, 2010  - $25).  Upon exercise of these options, the fair value of the options in contributed surplus of $149 (September 30, 2010 - $11) was added to share capital.

	Number	Weighted Average Exercise Price (CA$)
Balance, January 1, 2010	17,629,475	0.34
Granted	7,468,750	0.22
Exercised	(3,862,488)	0.22
Cancelled	(1,261,666)	0.42
Forfeited	(720,002)	0.17
Balance, December 31, 2010	19,254,069	0.32
Granted	8,040,000	0.54
Exercised	(3,633,206)	0.15
Forfeited	(1,179,171)	0.30
Balance, September 30, 2011	22,481,692	0.41

10 | P a g e

U.S. Silver Corporation
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2011 and 2010
(Unaudited) (In thousands of U.S. Dollars)

Summary of Options Outstanding as at September 30, 2011
			Outstanding		Exercisable
				Weighted		Weighted
Exercise	Options	Expiry	Weighted Average	Average	Options	Average
Price CA$	Outstanding	Date	Remaining Life (Years)	Price CA$	Exercisable	Price CA$
$0.10	1,090,000	Nov. 2013	2.1	0.10	1,090,000	$0.10
0.13	1,200,000	July 2014	2.8	0.13	1,200,000	0.13
0.13	1,445,010	Oct. 2014	3.0	0.13	108,332	0.13
0.14	400,000	Mar. 2014	2.5	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	2.4	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	3.3	0.18	200,000	0.18
0.225	4,640,014	June 2015	3.8	0.225	2,896,652	0.225
0.235	33,334	Aug. 2015	3.9	0.235	16,666	0.235
0.40	1,190,000	Dec. 2011	0.2	0.40	1,190,000	0.40
0.40	250,000	Jul. 2013	1.8	0.40	250,000	0.40
0.53	6,190,000	Jun. 2016	4.7	0.53	--	0.53
0.54	1,133,334	May 2016	4.6	0.54	333,333	0.54
0.65	350,000	Sep. 2016	4.9	0.65	--	0.65
0.73	660,000	Aug. 2012	0.9	0.73	660,000	0.73
0.75	300,000	Mar. 2012	0.4	0.75	300,000	0.75
0.79	200,000	Mar. 2013	1.4	0.79	200,000	0.79
0.81	700,000	Nov. 2012	1.1	0.81	700,000	0.81
1.19	1,000,000	May 2012	0.6	1.19	1,000,000	1.19
	22,481,692				11,544,983

Warrants

The warrants that are issued and outstanding as at September 30, 2011 are as follows:

Number of	Exercise Price
Warrants	(CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value
10,771,641	0.155	Investors	July 2009	July 16,2014	$294,297
10,771,641					294,297

8.   RELATED PARTIES

There were no related party transactions to report for the quarter.

Key management personnel

Compensation of key management personnel for the three and nine months ended September 30, 2011 was $0.3 million and $0.8 million, respectively.

9.   INCOME TAX

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.  The estimated average annual rate used for the year ended December 31, 2010 was 31% and for the nine months ended September 30, 2011 was 31%.

10.  ECONOMIC DEPENDENCE

The Company`s two customers, Xstrata and Teck Cominco, accounted for 100% of sales for the three and nine months ended September 30, 2011 and for 98% of the trade receivables balance at September 30, 2011.

11 | P a g e